SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 4 August 2003


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



EXHIBIT

1.1 Trading Statement released on 02 July 2003
1.2 Director Shareholding released on 03 July 2003
1.3 Director Shareholding released on 15 July 2003
1.4 Holding(s) in Company released on 30 July 2003
1.5 Holding(s) in Company released on 01 August 2003

EXHIBIT 1.1

BP p.l.c. - Trading Statement
BP p.l.c. - 2nd July 2003





                           BP 2Q 2003 TRADING UPDATE

This trading update is aimed at providing an overview of the revenue and trading conditions experienced by BP during the second quarter ending June 30, 2003. The second quarter margin, price, realisation, cost and other data referred to below are currently provisional, some being drawn from figures applicable to the first month or so of the quarter. All such data are subject to change and may differ quite considerably from the final numbers that will be reported on July 29, 2003. The statement is produced in order to provide greater disclosure to investors and potential investors of currently expected outcomes, and to ensure that they all receive equal access to the same information at the same time.



Exploration and Production

Marker prices
                                                       2Q'03    1Q'03    2Q'02

Brent dated ($/bbl)                                    26.03    31.47    25.07

WTI ($/bbl)                                            29.02    34.00    26.30

ANS USWC ($/bbl)                                       27.04    33.16    25.04

US gas Henry Hub first of month index ($/mmbtu)         5.40     6.53     3.38

UK gas price - National Balancing Point (p/therm)      17.44    21.28    12.10



Compared to 1Q'03, liquid realisations are expected to move broadly in line with the change in marker prices. Compared to 1Q'03, the Henry Hub gas marker price is expected to decrease by $1.13/mmbtu. However, US gas realisations are expected to decrease by a smaller amount due to a narrowing of basin differentials.

Gas, Power and Renewables

North American gas marketing margins are expected to be significantly lower than 1Q'03 as gas price volatility has decreased. NGL margins are anticipated to be lower than 1Q'03 in line with normal seasonality.



Refining and Marketing

Refining Indicator Margins ($/bbl)

                                                 2Q'03       1Q'03       2Q'02

USA

- West Coast                                      6.34        6.77        4.46

- Gulf Coast                                      3.59        6.14        2.62

- Midwest                                         4.73        4.14        3.76

North West Europe                                 2.15        3.70        0.59

Singapore                                         0.67        2.98        0.18

Refining Global Indicator Margin* ($/bbl.)        3.27        4.52        2.05



*The refining Global Indicator Margin (GIM) is a weighted average based on BP's portfolio. Actual margins may vary because of refinery configuration, crude slate and operating practices.

2Q'03 refining margins are expected to be lower than 1Q'03. The marketing environment is projected to be up in 2Q'03 versus both 1Q'03 and 2Q'02 due to falling oil prices and despite continuing economic slowdown.

Petrochemicals

Weighted Chemicals Indicator Margin ($/te)

2Q'03              1Q'03                             4Q'02               2Q'02

n/a            90 (prov)                               108                 109



*The Chemicals Indicator Margin is a weighted average of externally-based product margins. It is based on market data collected by Nextant (formerly Chem Systems) in their quarterly market analyses, then weighted on BP's product portfolio. This is described more fully in the Group's quarterly results releases.

Petrochemical margins in 2Q'03 are expected to be better than in 1Q'03 as feedstock costs fell during the quarter, though this benefit will be partially offset by reduced product demand in Asia.

Stock Purchases

During the quarter the company purchased for cancellation 144 million of its shares at a cost of around $1 billion. Shares in issue as at July 1, 2003 were 22,102 million.

EXHIBIT 1.2

BP p.l.c. - Director Shareholding
BP p.l.c. - 3rd July 2003



We were today notified by Computershare Plan Managers that the following directors of BP p.l.c. were granted options over the numbers of BP Ordinary shares detailed below on 2 July 2003 @ GBP3.50 per share under the BP ShareSaveUK Plan:

The Lord Browne of Madingley        4550 shares
                                    exercisable between 1.9.08 and 28.2.09

Mr. J. A. Manzoni                   2548 shares
                                    exercisable between 1.9.08 and 28.2.09

Mr. R. L. Olver                     2642 shares
                                    exercisable between 1.9.06 and 28.2.07

Prior to these options being granted, Mr. R.L. Olver and the Lord Browne of Madingley surrendered options over 1,977 and 3,661 shares respectively, which had previously been granted under BP ShareSaveUK plans in 2001 and 2002

EXHIBIT 1.3

BP p.l.c. - Blocklisting Six Monthly Review
BP p.l.c. - 7 July 2003


                    BLOCKLISTING SIX MONTHLY REVIEW


1. NAME OF COMPANY:   BP P.L.C.



2. NAME OF SCHEME:    THE BP GROUP SAVINGS RELATED SHARE OPTION



3. PERIOD OF RETURN:     FROM:  1 JANUARY 2003     TO:   30 JUNE 2003



4. NUMBER AND CLASS OF SHARES(S)
   (AMOUNT OF STOCK/DEBT SECURITY)   3,073,905 ORDINARY SHARES OF US$0.25
   NOT ISSUED UNDER SCHEME
   AT END OF THE LAST PERIOD:



5. NUMBER OF SHARES ISSUED/ALLOTTED          866,040
   UNDER SCHEME DURING PERIOD:



6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
   AT END OF PERIOD:                            12,207,865



7. NUMBER AND CLASS OF SHARE(S)                  10,000,000 ORDINARY SHARES OF
   (AMOUNT OF STOCK/DEBT SECURITIES)        US$0.25 WERE ADMITTED TO LISTING ON
   ORIGINALLY LISTED AND THE DATE OF ADMISSION:  24 JUNE 2003


PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD
IN ORDER FOR US TO UPDATE OUR RECORDS.      22,101 622,356 ORDINARY SHARES OF
                                             US$0.25

CONTACT FOR QUERIES

NAME:      SUSAN WELCH

TELEPHONE: 020 7496 2120

EXHIBIT 1.4

BP p.l.c. - Director Shareholding
Bp p.l.c. - 15th July 2003



We have today been advised by Computershare Plan Managers that on 10 July 2003 the following Directors of BP p.l.c. acquired the number of BP ordinary shares shown opposite their names below @ GBP4.10 per share through participation in the BP ShareMatch UK Plan:-


Dr. A.B. Hayward                     88 shares
Mr. J.A. Manzoni                     88 shares
Mr. R.L. Olver                       88 shares

EXHIBIT 1.5

BP p.l.c. - Holding(s) in Company
BP p.l.c. - 30th July 2003



Letter to BP PLC

We write to inform you that we received notification on 29 July 2003, dated 25 July 2003, from Barclays PLC disclosing a notifiable interest in our Ordinary Shares of US$0.25 each. The disclosure of their interest pursuant to Section 202(3) of the Companies Act 1985 is shown below.

I hereby inform you that as at 24 July 2003 Barclays PLC, through the legal entities listed on the schedule shown below, has a notifiable interest in the capital of your Company of 3.01%

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed.

The issued capital of 22,101,622,356 is the latest figure available to us.

                               LEGAL ENTITY REPORT


BP                                                               SEDOL : 0798059

As at 24 July 2003 Barclays PLC, through the legal entities listed below, had a notifiable interest in 664,249,248 ORD USDO.25 representing 3.01% of the issued share capital of 22,101,622,356 units


Legal Entity                                 Holding             Percentage Held

Barclays Global Investors, N.A.           250,436,865                1.1331
Barclays Global Investors Ltd             290,671,095                1.3152
Barclays Private Bank and Trust Ltd         1,160,417                0.0053
Barclays Private Bank Ltd                   6,962,078                0.0315
Barclays Private Bank and Trust Ltd           110,636                0.0005
Barclays Bank Trust Company Ltd               536,860                0.0024
Barclays Bank PLC                          18,013,414                0.0815
Barclays Global Fund Advisors               6,245,366                0.0283
Barclays Private Bank and Trust Ltd             7,135                0.0001
Barclays Nikko Global Investors Ltd         7,556,146                0.0342
Barclays Global Investors Japan Trust &    26,144,416                0.1183
Barclays Capital Securities Ltd             8,515,799                0.0385
Barclays Global Investors Australia Ltd     5,949,939                0.0269
Barclays Life Assurance Co Ltd             41,507,902                0.1878
Barclays Global Investors Japan               431,180                0.0020


                       Group Holding      664,249,248                3.0056


                                 REGISTERED HOLDERS REPORT
BP                                                                SEDOL: 0798059




Registered Holder                       Account Designation         Holding

ALMIXFTTL-18408-CHASE MANHATTA          ALMIXFTT                  3,228,214
ASUKEXTTL-20947-CHASE MANHATTA          ASUKEXTT                 81,006,565
Bank of Ireland                         BNX009IE                  6,114,423
BARCLAYS CAPITAL NOMINES LIMI                                     8,505,049
BARCLAYS CAPITAL NOMINEES LIMI                                   18,013,414
BARCLAYS CAPITAL SECURITIES LT                                       10,750
Barclays Global Onvestors Japa          BTS026IE                    198,926
Barclays Trust Co & Others                                          157,473
BARCLAYS TRUST CO AS EXEC/ADM                                         1,501
Barclays Trust Co DMC69                                              38,672
Barclays Trust Co E99                                                37,409
Barclays Trust Co R69                                               301,805
BLEEQTTTL-17011-CHASE MANHATTA          BLEEOTTT                    361,534
BLENTFUKQ-16344-CHASE MANHATTA          BLENTFUK                  1,069,501
BLENTPUKQ-16345-CHASE MANHATTA          BLENTPUK                  1,634,897
BLEQFDUKQ-16331-CHASE MANHATTA          BLEOFDUK                  8,749,689
BLEQPTUEA-16341-CHASE MANHATTA          BLEOPTUE                  5,157,914
BLEQPTUKQ-16341-CHASE MANHATTA          BLEOPTUK                 20,515,422
BLINTNUKQ-ZIAJ-dummy                    BLINTNUK                  1,457,924
BLINTPUKQ-16342-CHASE MANHATTA          BLINTPUK                  2,561,021
BLUKINTTL-16400-CHASE MANHATTA          BLUKINTT                195,427,872
BOSTON SAFE DEPOSIT AND TRUST           591668                    5,028,138
CHASE MANHATTAN BANK                    500227                  104,160,244
CHASE MANHATTAN BANK                    502872                   38,988,424
CHASE MANHATTAN BANK                    508068                   11,515,425
CHASE MANHATTAN BANK                    527191                   29,237,466
CHASE MANHATTAN BANK                    536747                    6,239,928
CHASE MANHATTAN BANK                    552942                    6,548,647
Chase Manhattan Bank                    585439                      313,533
CHATRKTTL-16376-CHASE MANHATTA          CHATRKTT                 11,008,444
CITIBANK, N.A. (United States)          597367                    2,401,824
Clydesdale Nominees  HGB0125            00029130                         48
Clydesdale Nominees  HGB0125            00030251                      7,087
Clydesdale Nominees  HGB0125            00203172                      2,100
Clydesdale Nominees  HGB0125            00209774                     11,816
Clydesdale Nominees  HGB0125            00224676                      4,275
Clydesdale Nominees  HGB0125            00225176                      6,525
Clydesdale Nominees  HGB0125            99323330                      5,900
Clydesdale Nominees  HGB0125            00323364                      4,600
Clydesdale Nominees  HGB0125            00323372                      1,300
Clydesdale Nominees  HGB0125            00323410                      2,940
Clydesdale Nominees  HGB0125            00323496                      8,100
Clydesdale Nominees  HGB0125            00323828                      9,549
Clydesdale Nominees  HGB0125            00324085                      5,793
Clydesdale Nominees  HGB0125            00324190                      5,850
Clydesdale Nominees  HGB0125            00324565                        950
Clydesdale Nominees  HGB0125            00456399                     11,930
Clydesdale Nominees  HGB0125            00462712                      1,500
Clydesdale Nominees  HGB0125            00472521                      2,400
Clydesdale Nominees  HGB0125            00479461                      3,000
Clydesdale Nominees  HGB0125            00479488                      3,200
Clydesdale Nominees  HGB0125            00479496                      3,000
Clydesdale Nominees  HGB0125            00486590                     58,100
Clydesdale Nominees  HGB0125            00493677                      3,700
Clydesdale Nominees  HGB0125            00496129                      2,615
Clydesdale Nominees  HGB0125            00593965                      4,955
Clydesdale Nominees  HGB0125            00594198                      3,400
Clydesdale Nominees  HGB0125            00594414                      8,000
Clydesdale Nominees  HGB0125            00594465                      5,100
Clydesdale Nominees  HGB0125            00594988                     11,500
Clydesdale Nominees  HGB0125            00595372                      2,100
Clydesdale Nominees  HGB0125            00595534                      5,900
Clydesdale Nominees  HGB0125            00595712                      2,950
Clydesdale Nominees  HGB0125            00595780                      3,400
Clydesdale Nominees  HGB0125            00595950                      2,000
Clydesdale Nominees  HGB0125            00595968                      3,716
Clydesdale Nominees  HGB0125            00596123                      4,500
Clydesdale Nominees  HGB0125            00596450                         46
Clydesdale Nominees  HGB0125            00596468                         46
Clydesdale Nominees  HGB0125            00597073                     10,500
Clydesdale Nominees  HGB0125            00597103                      3,600
Clydesdale Nominees  HGB0125            00597138                     18,450
Clydesdale Nominees  HGB0125            00597308                      3,600
Clydesdale Nominees  HGB0125            00597316                      4,800
Clydesdale Nominees  HGB0125            00597324                      4,000
Clydesdale Nominees  HGB0125            00597332                      3,200
Clydesdale Nominees  HGB0125            00597359                      3,000
Clydesdale Nominees  HGB0125            00597383                      5,400
Clydesdale Nominees  HGB0125            00597448                      4,600
Clydesdale Nominees  HGB0125            00597537                      3,900
Clydesdale Nominees  HGB0125            00597545                      5,800
Clydesdale Nominees  HGB0125            00597758                      7,275
Clydesdale Nominees  HGB0125            00639191                      1,500
Clydesdale Nominees  HGB0125            00639205                        400
Clydesdale Nominees  HGB0125            00639213                      1,500
Clydesdale Nominees  HGB0125            00640092                      5,400
Clydesdale Nominees  HGB0125            00645442                     10,590
Clydesdale Nominees  HGB0125            00651361                      4,000
Clydesdale Nominees  HGB0125            00668604                      1,900
Clydesdale Nominees  HGB0125            00672466                      2,500
Clydesdale Nominees  HGB0125            00675368                      2,000
Clydesdale Nominees  HGB0125            00678693                      6,717
Clydesdale Nominees  HGB0125            00679401                     27,000
Clydesdale Nominees  HGB0125            00686050                     10,000
Clydesdale Nominees  HGB0125            00691088                      4,000
Clydesdale Nominees  HGB0125            00691517                      7,500
Clydesdale Nominees  HGB0125            00692386                      3,850
Clydesdale Nominees  HGB0125            00692963                     16,662
Clydesdale Nominees  HGB0125            00693013                      3,300
Clydesdale Nominees  HGB0125            00693030                      4,050
Clydesdale Nominees  HGB0125            00693196                      8,545
Clydesdale Nominees  HGB0125            00693200                      5,200
Clydesdale Nominees  HGB0125            00693218                      6,000
Clydesdale Nominees  HGB0125            00693269                     15,250
Clydesdale Nominees  HGB0125            00693404                      5,500
Clydesdale Nominees  HGB0125            00693480                      1,350
Clydesdale Nominees  HGB0125            00693552                     14,000
Clydesdale Nominees  HGB0125            00693722                      3,000
Clydesdale Nominees  HGB0125            00693846                      4,650
Clydesdale Nominees  HGB0125            00693900                      7,000
Clydesdale Nominees  HGB0125            00694028                      5,820
Clydesdale Nominees  HGB0125            00694516                      1,400
Clydesdale Nominees  HGB0125            00694699                      2,030
Clydesdale Nominees  HGB0125            00694893                      2,400
Clydesdale Nominees  HGB0125            00695032                      2,000
Clydesdale Nominees  HGB0125            00696039                      8,175
Clydesdale Nominees  HGB0125            00696101                      6,000
Clydesdale Nominees  HGB0125            00697205                      7,000
Clydesdale Nominees  HGB0125            00697329                     31,250
Clydesdale Nominees  HGB0125            00697418                      3,037
Clydesdale Nominees  HGB0125            00697434                     18,250
Clydesdale Nominees  HGB0125            00692454                      4,400
Clydesdale Nominees  HGB0125            00702764                        800
Clydesdale Nominees  HGB0125            00702950                      4,175
Clydesdale Nominees  HGB0125            00703140                      3,800
Clydesdale Nominees  HGB0125            00703353                      4,600
Clydesdale Nominees  HGB0125            00703396                      1,300
Clydesdale Nominees  HGB0125            00703450                      3,600
Clydesdale Nominees  HGB0125            00703809                      2,100
Clydesdale Nominees  HGB0125            00703876                      3,100
Clydesdale Nominees  HGB0125            00703884                      4,925
Clydesdale Nominees  HGB0125            00703957                      4,000
Clydesdale Nominees  HGB0125            00807507                     19,200
Clydesdale Nominees  HGB0125            00807663                      4,250
Clydesdale Nominees  HGB0125            00830118                      5,300
Clydesdale Nominees  HGB0125            00866805                      5,500
Clydesdale Nominees  HGB0125            00870357                     14,500
Clydesdale Nominees  HGB0125            00887365                      3,600
Clydesdale Nominees  HGB0125            01000271                     10,000
Clydesdale Nominees  HGB0125            03000000                      4,890
Clydesdale Nominees  HGB0125            03000441                      5,550
Clydesdale Nominees  HGB0125            03000484                      2,000
Clydesdale Nominees  HGB0125            03100012                      1,800
Clydesdale Nominees  HGB0125            03100039                      3,796
Clydesdale Nominees  HGB0125            03100071                     11,850
Clydesdale Nominees  HGB0125            03100101                      3,430
Clydesdale Nominees  HGB0125            03100241                      1,918
Clydesdale Nominees  HGB0125            03100357                      3,340
Clydesdale Nominees  HGB0125            03100420                      4,650
Clydesdale Nominees  HGB0125            03100926                     10,020
Clydesdale Nominees  HGB0125            03101086                      7,900
Clydesdale Nominees  HGB0125            03101540                      2,238
Clydesdale Nominees  HGB0125            03101787                      2,750
Clydesdale Nominees  HGB0125            03101876                      4,400
Clydesdale Nominees  HGB0125            03102040                     12,100
Clydesdale Nominees  HGB0125            03102058                      2,290
Clydesdale Nominees  HGB0125            03102090                      3,986
Clydesdale Nominees  HGB0125            03102180                      3,650
Clydesdale Nominees  HGB0125            03102309                      1,258
Clydesdale Nominees  HGB0125            03102368                      2,100
Clydesdale Nominees  HGB0125            03102384                      4,000
Clydesdale Nominees  HGB0125            03102406                      1,910
Clydesdale Nominees  HGB0125            03102465                     49,300
Clydesdale Nominees  HGB0125            03102511                      9,600
Clydesdale Nominees  HGB0125            03102546                      3,730
Clydesdale Nominees  HGB0125            03102660                      2,800
Clydesdale Nominees  HGB0125            03103062                      1,020
Clydesdale Nominees  HGB0125            03103119                      5,360
Clydesdale Nominees  HGB0125            03105510                      3,050
Clydesdale Nominees  HGB0125            03105600                      4,000
Clydesdale Nominees  HGB0125            03105669                      2,300
Clydesdale Nominees  HGB0125            07000093                      6,150
Clydesdale Nominees  HGB0125            07000182                      5,830
Clydesdale Nominees  HGB0125            07000417                     50,915
Clydesdale Nominees  HGB0125            07000425                     47,940
Clydesdale Nominees  HGB0125            07000832                      3,625
Clydesdale Nominees  HGB0225            00436770                      5,700
Clydesdale Nominees  HGB0225            00436843                      2,800
Clydesdale Nominees  HGB0225            00472521                      1,000
Clydesdale Nominees  HGB0225            00483221                      5,000
Clydesdale Nominees  HGB0225            00484015                      8,175
Clydesdale Nominees  HGB0225            00595798                      5,900
Clydesdale Nominees  HGB0225            00597278                     56,700
Clydesdale Nominees  HGB0225            00597758                      4,675
Clydesdale Nominees  HGB0225            00639205                      1,500
Clydesdale Nominees  HGB0225            00701601                      9,075
Clydesdale Nominees  HGB0225            00702764                        800
Clydesdale Nominees  HGB0225            00703213                      3,625
Clydesdale Nominees  HGB0225            00703825                      2,500
Clydesdale Nominees  HGB0225            00703833                     14,300
Clydesdale Nominees  HGB0225            00703841                      3,700
Clydesdale Nominees  HGB0225            00870934                     13,100
Clydesdale Nominees  HGB0225            00878188                      8,000
Clydesdale Nominees  HGB0325            00209774                      9,135
Clydesdale Nominees  HGB0325            00702764                        800
Clydesdale Nominees  HGB0325            03100241                      1,800
Clydesdale Nominees  HGB0425            00209774                      5,849
Clydesdale Nominees  HGB0525            00209774                     10,880
Clydesdale Nominees  HGB1025            00837619                     23,200
INVESTORS BANK AND TRUST CO.            428169                    2,166,893
INVESTORS BANK AND TRUST CO.            519883                       17,201
INVESTORS BANK AND TRUST CO.            519891                       38,334
INVESTORS BANK AND TRUST CO.            519909                       84,389
INVESTORS BANK AND TRUST CO.            519917                       24,917
INVESTORS BANK AND TRUST CO.            519925                       27,028
INVESTORS BANK AND TRUST CO.            555879                      428,096
INVESTORS BANK AND TRUST CO.            573039                    2,469,950
INVESTORS BANK AND TRUST CO.            576487                      310,365
INVESTORS BANK AND TRUST CO.            583293                   11,311,120
INVESTORS BANK AND TRUST CO.            585165                      461,540
INVESTORS BANK AND TRUST CO.            586072                    2,169,479
INVESTORS BANK AND TRUST CO.            588888                      164,110
INVESTORS BANK AND TRUST CO.            590421                      355,930
INVESTORS BANK AND TRUST CO.            595966                    4,350,761
INVESTORS BANK AND TRUST CO.            598856                      306,773
INVESTORS BANK AND TRUST CO.            911140                      602,726
JPMORGAN CHASE BANK                     540186                    1,907,443
JPMORGAN CHASE BANK                     555465                    4,042,496
JPMORGAN CHASE BANK                     599123                      649,657
JPMorgan Chase Bank                     BTCO34IE                    289,260
JPMorgan Chase Bank                     BTCO45IE                  2,547,055
JPMorgan Chase Bank                     BTGFO1IE                    906,110
JPMorgan Chase Bank                     BTGF041E                  3,002,321
JPMorgan Chase Bank                     BTGF05IE                    807,725
JPMorgan Chase Bank                     BTGF07IE                    507,794
JPMorgan Chase Bank                     BTK001IE                  2,686,449
JPMorgan Chase Bank                     BTS004IE                  2,429,216
JPMorgan Chase Bank                     BTS005IE                    418,425
JPMorgan Chase Bank                     BTSO11IE                    949,128
JPMorgan Chase Bank                     BTSO15IE                    266,111
JPMorgan Chase Bank                     BTSO18IE                     43,507
JPMorgan Chase Bank                     BTSI191E                     87,397
JPMorgan Chase Bank                     BTSO24IE                    248,580
JPMorgan Chase Bank                     BTSO28IE                  9,757,526
JPMorgan Chase Bank                     BTSO31IE                    109,029
JPMorgan Chase Bank                     BTSO33IE                    212,413
JPMorgan Chase Bank                     BTS036IE                    677,444
Mellon                                  600282                      748,328
Mitsubishi Trust International          BNN018IE                    117,252
Mitsubishi Trust International          BNN024IE                     60,155
Mitsubishi Trust International          BNN033IE                    101,014
Mitsubishi Trust International          BNN046IE                    236,602
NORTHERN TRUST BANK - BGI SEPA          581610                    1,801,448
NORTHERN TRUST BANK - BGI SEPA          584069                    1,064,347
State Street                            BNN005IE                     21,529
State Street                            BNN032IE                    151,074
State Street                            BNXO12IE                    419,237
State Street                            BNX019IE                    431,180
State Street                            BNX021IE                     13,043
State Street Bank & Trust - U           576222                       75,467
STATE STREET BANK & TRUST - US          713101                   22,619,743
Sumitomo TB                             BNN029IE                     85,959
Sumitomo TB                             BNN031IE                     51,948
Sumitomo TB                             BNN036IE                     66,942
Sumitomo TB                             BNN052IE                    116,968
Swan Nominees Limited                                               102,688
Swan Nominees Limited                                                 7,948
ZEBAN NOMINEES LIMITED                                            6,962,078
                                                  Total         664,249,248

From Barclays PLC

EXHIBIT 1.6

BP p.l.c. - Holding(s) in Company
BP p.l.c. - 1st August 2003


Letter to RNS

We write to inform you that we received notification on 1 August 2003, dated 30 July 2003, from Barclays PLC declaring that they no longer have a notifiable interest in our Ordinary Shares of US$ 0.25 each. The letter from Barclays PLC disclosing that their interest is no longer notifiable is below.

Letter from BP p.l.c.


Letter to BP PLC
Dated 30 July 2003

Companies Act 1985 ("The Act") - Part VI

I refer to our previous correspondence and now inform you that as 29 July 2003 Barclays PLC no longer has a notifiable interest in the capital of your Company.

According to our records your Company's Issued Share Capital is 22,101,622,356.

Letter from Geoff Smith
            Manager, Secretarial Services
            Barclays PLC




                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 4th August 2003                  /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary